Exhibit 99.2

Fresenius Medical Care AG

COMPLETE OVERVIEW OF THE FOURTH QUARTER AND FULL YEAR 2025

February 24, 2026

 Investor Relations

phone: +49 6172 609 2525

email: ir@freseniusmedicalcare.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development by segment	page 6
Key metrics	page 7
Reconciliation results excl. special items	page 8
Outlook 2026	page 9

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions.

Copyright by Fresenius Medical Care AG

Statement of earnings

	Three months ended December 31,				Twelve months ended December 31,
in € million, except share data	2025	2024	Change	Change at cc	2025	2024	Change	Change at cc
Total revenue	5,070	5,085	-0.3%	7.1%	19,628	19,336	1.5%	5.4%

Costs of revenue	3,681	3,814	-3.5%	3.9%	14,599	14,579	0.1%	4.1%
Selling, general and administrative expense	785	840	-6.5%	-0.6%	3,033	3,143	-3.5%	-0.2%
Research and development expense	39	50	-22.8%	-20.6%	158	183	-13.9%	-12.6%
Income from equity method investees	(42)	(32)	29.7%	29.9%	(181)	(135)	34.5%	34.5%
Other operating income	(131)	(228)	-42.5%	-40.8%	(528)	(760)	-30.5%	-29.4%
Other operating expense	144	382	-62.3%	-60.5%	720	934	-22.8%	-21.0%
Operating income	594	259	129.4%	143.6%	1,827	1,392	31.2%	35.6%
Operating income excl. special items [1]	705	489	44.2%	52.9%	2,212	1,797	23.1%	27.2%

Interest income	(14)	(21)	-35.8%	-32.4%	(70)	(72)	-2.7%	1.8%
Interest expense	99	101	-2.0%	4.4%	385	407	-5.6%	-2.2%
Interest expense, net	85	80	7.0%	14.1%	315	335	-6.2%	-3.1%
Income before income taxes	509	179	183.9%	201.2%	1,512	1,057	43.1%	47.9%
Income tax expense	106	61	74.5%	81.9%	321	316	1.6%	4.4%
Net income	403	118	240.4%	262.8%	1,191	741	60.8%	66.5%
Net income attributable to noncontrolling interests	76	51	46.3%	56.6%	213	203	4.9%	9.4%
Net income attributable to shareholders of FME AG	327	67	388.9%	420.8%	978	538	81.9%	88.0%
Net income attributable to shareholders of FME AG excl. special items [1]	412	266	54.9%	63.9%	1,248	903	38.2%	42.6%

Weighted average number of shares	285,906,303	293,413,449			291,190,575	293,413,449

Basic earnings per share	€1.14	€0.23	401.8%	434.4%	€3.36	€1.83	83.3%	89.4%
Basic earnings per ADS	€0.57	€0.11	401.8%	434.4%	€1.68	€0.92	83.3%	89.4%

Operating income	594	259	129.4%	143.6%	1,827	1,392	31.2%	35.6%
Depreciation, amortization and impairment loss	373	477	-21.7%	-16.4%	1,500	1,743	-13.9%	-10.9%
EBITDA	967	736	31.5%	39.9%	3,327	3,135	6.2%	9.8%

In percent of revenue
Operating income margin	11.7%	5.1%			9.3%	7.2%
Operating income margin excl. special items [1]	13.9%	9.6%			11.3%	9.3%
EBITDA margin	19.1%	14.5%			17.0%	16.2%
EBITDA margin excl. special items [1]	21.2%	17.4%			18.8%	17.3%

1 For a reconciliation of special items, please refer to the table on page 8.

Statement of earnings	page 2 of 9	February 24, 2026

Segment information

	Three months ended December 31,				Twelve months ended December 31,
	2025	2024	Change	Change at cc	2025	2024	Change	Change at cc
Total
Revenue in € million	5,070	5,085	-0.3%	7.1%	19,628	19,336	1.5%	5.4%
Operating income in € million	594	259	129.4%	143.6%	1,827	1,392	31.2%	35.6%
Operating income in € million excl. special items [1]	705	489	44.2%	52.9%	2,212	1,797	23.1%	27.2%
Operating income margin	11.7%	5.1%			9.3%	7.2%
Operating income margin excl. special items [1]	13.9%	9.6%			11.3%	9.3%

Days sales outstanding (DSO) [2]					59	63
Employees (headcount)					109,698	111,513

Care Delivery segment
Revenue in € million	3,507	3,571	-1.8%	5.7%	13,736	14,003	-1.9%	1.8%
Operating income in € million	528	260	103.3%	121.9%	1,614	1,218	32.5%	39.6%
Operating income in € million excl. special items [1]	574	430	33.7%	44.9%	1,801	1,593	13.0%	18.5%
Operating income margin	15.1%	7.3%			11.8%	8.7%
Operating income margin excl. special items [1]	16.4%	12.0%			13.1%	11.4%

Days sales outstanding (DSO) [2]					54	56

Value-Based Care segment
Revenue in € million	637	484	31.6%	42.4%	2,247	1,752	28.2%	33.9%
Operating income in € million	29	(7)	n.a.	n.a.	1	(28)	n.a.	n.a.
Operating income in € million excl. special items [1]	29	(7)	n.a.	n.a.	3	(28)	n.a.	n.a.
Operating income margin	4.5%	-1.4%			0.1%	-1.6%
Operating income margin excl. special items [1]	4.5%	-1.4%			0.1%	-1.6%

Days sales outstanding (DSO) [2]					33	33

Care Enablement segment
Revenue in € million	1,401	1,537	-8.8%	-3.2%	5,476	5,557	-1.4%	2.2%
Operating income in € million	56	71	-21.0%	-20.3%	326	267	22.0%	22.8%
Operating income in € million excl. special items [1]	107	118	-8.6%	-5.8%	442	336	31.5%	33.3%
Operating income margin	4.0%	4.6%			6.0%	4.8%
Operating income margin excl. special items [1]	7.7%	7.7%			8.1%	6.0%

Days sales outstanding (DSO) [2]					86	95

Inter-segment eliminations [3]
Revenue in € million	(475)	(507)	-6.3%	0.3%	(1,831)	(1,976)	-7.3%	-3.9%
Operating income in € million	22	(8)	n.a	n.a	5	(17)	n.a.	n.a.
Operating income in € million excl. special items [1]	22	(8)	n.a.	n.a.	4	(24)	n.a.	n.a.

Corporate
Operating income in € million	(41)	(57)	-27.9%	-3.9%	(119)	(48)	148.4%	206.2%
Operating income in € million excl. special items [1]	(27)	(44)	-37.2%	-11.5%	(38)	(80)	-54.3%	-27.4%

1 For a reconciliation of special items, please refer to the table on page 8.

2 Includes receivables related to assets held for sale.

3 Services provided by the Care Delivery segment in the U.S. for patients managed under the Value-Based Care segment are provided at fair market value. The Company also transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FME AG include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information	page 3 of 9	February 24, 2026

Balance sheet

	December 31,	December 31,
in € million, except for net leverage ratio	2025	2024
Assets
Cash and cash equivalents	1,599	1,180
Trade accounts and other receivables from unrelated parties	3,142	3,367
Inventories	2,141	2,068
Other current assets	1,016	1,308
Goodwill and intangible assets	14,826	16,541
Right-of-use assets	3,014	3,612
Other non-current assets	5,264	5,491
Total assets	31,002	33,567

Liabilities and equity
Accounts payable to unrelated parties	738	904
Other current liabilities	5,507	4,756
Non-current liabilities	10,474	12,138
Total equity	14,283	15,769
Total liabilities and equity	31,002	33,567

Equity/assets ratio	46%	47%

Debt and lease liabilities
Short-term debt from unrelated parties	17	2
Current portion of long-term debt	1,596	575
Current portion of lease liabilities from unrelated parties	577	616
Current portion of lease liabilities from related parties	7	25
Long-term debt, less current portion	5,692	6,261
Lease liabilities from unrelated parties, less current portion	2,895	3,412
Lease liabilities from related parties, less current portion	11	88
Debt and lease liabilities included within liabilities directly associated with assets held for sale	—	9
Total debt and lease liabilities	10,795	10,988
Minus: Cash and cash equivalents[1]	(1,599)	(1,185)
Total net debt and lease liabilities	9,196	9,803

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measure
Net income	1,191	741
Income tax expense	321	316
Interest income	(70)	(72)
Interest expense	385	407
Depreciation and amortization	1,463	1,536
Adjustments[2]	447	450
Adjusted EBITDA	3,737	3,378

Net leverage ratio	2.5	2.9

1 Includes cash and cash equivalents included within assets held for sale.

2 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2025: €1 M; 2024: -€23 M), non-cash charges, primarily related to pension expense (2025: €47 M; 2024: €52 M), impairment loss (2025: €37 M; 2024: €207 M), and special items, including costs related to the FME25+ Program (2025: €185 M; 2024: €164 M), Legacy Portfolio Optimization (2025: €83 M; 2024: €113 M), Legal Form Conversion Costs (2025: €4 M; 2024: €9 M), and Humacyte Remeasurements (2025: €90 M; 2024: -€72 M).

Balance sheet	page 4 of 9	February 24, 2026

Cash flow statement

	Three months ended December 31,		Twelve months ended December 31,
in € million	2025	2024	2025	2024
Operating activities
Net income	403	118	1,191	741
Depreciation, amortization and impairment loss	373	477	1,500	1,743
Change in trade accounts and other receivables from unrelated parties	98	30	(76)	(198)
Change in inventories	(59)	96	(249)	108
Change in other working capital and non-cash items	187	111	315	(8)
Net cash provided by (used in) operating activities	1,002	832	2,681	2,386
In percent of revenue	19.8%	16.4%	13.7%	12.3%

Investing activities
Purchases of property, plant and equipment and capitalized development costs	(423)	(241)	(915)	(699)
Proceeds from sale of property, plant and equipment	5	8	16	14
Capital expenditures, net	(418)	(233)	(899)	(685)

Free cash flow	584	599	1,782	1,701
In percent of revenue	11.5%	11.8%	9.1%	8.8%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(3)	(5)	(22)	(23)
Investments in debt securities	(62)	(17)	(87)	(82)
Proceeds from divestitures, net of cash disposed	38	128	202	630
Proceeds from sale of debt securities	26	8	83	75
Free cash flow after investing activities	583	713	1,958	2,301

Cash flow	page 5 of 9	February 24, 2026

Revenue development by segment

in € million	2025	2024	Change	Change at cc	Organic growth	Same market treatment growth[1]
Three months ended December 31,
Total revenue	5,070	5,085	-0.3%	7.1%	8.2%

Care Delivery segment	3,507	3,571	-1.8%	5.7%	7.3%	0.3%
Thereof: U.S.	2,956	2,985	-0.9%	7.7%	8.0%	-0.2%
Thereof: International	551	586	-6.1%	-4.4%	3.4%	1.7%

Value-Based Care segment	637	484	31.6%	42.4%	42.4%

Care Enablement segment	1,401	1,537	-8.8%	-3.2%	-3.2%

Inter-segment eliminations	(475)	(507)	-6.3%	0.3%
Thereof: Care Delivery segment	(133)	(110)	21.1%	31.4%
Thereof: Care Enablement segment	(342)	(397)	-13.8%	-8.2%

Twelve months ended December 31,
Total revenue	19,628	19,336	1.5%	5.4%	7.6%

Care Delivery segment	13,736	14,003	-1.9%	1.8%	4.7%	0.6%
Thereof: U.S.	11,507	11,526	-0.2%	4.2%	4.7%	0.0%
Thereof: International	2,229	2,477	-10.0%	-9.3%	4.4%	2.0%

Value-Based Care segment	2,247	1,752	28.2%	33.9%	33.9%

Care Enablement segment	5,476	5,557	-1.4%	2.2%	2.2%

Inter-segment eliminations	(1,831)	(1,976)	-7.3%	-3.9%
Thereof: Care Delivery segment	(497)	(480)	3.6%	8.1%
Thereof: Care Enablement segment	(1,334)	(1,496)	-10.8%	-7.8%

1 Same market treatment growth = organic growth less price effects.

Revenue development by segment	page 6 of 9	February 24, 2026

Key metrics

	Twelve months ended December 31, 2025
	Clinics			Patients			Treatments
	2025	2024	Change	2025	2024	Change	2025	2024	Change
Care Delivery segment	3,601	3,675	-2%	291,902	299,352	-2%	44,746,884	47,617,071	-6%
Thereof: U.S.	2,622	2,624	0%	205,483	206,436	0%	31,069,465	31,213,447	0%
Thereof: International	979	1,051	-7%	86,419	92,916	-7%	13,677,419	16,403,624	-17%

	Twelve months ended December 31, 2025
	Member Months			Membership
	2025	2024	Change	2025	2024	Change
Value-Based Care segment
Total U.S.	1,788,951	1,534,053	17%	162,697	131,750	23%

Key metrics	page 7 of 9	February 24, 2026

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook

		Special items										Special items
										Results
				Legal		Interwell Health	Sum	Results 2025		2025 excl.				Legal		Sum	Results 2024	Change	Change excl.
in € million, except share data	Results 2025	FME25+ Program[1]	Legacy Portfolio Optimization[2]	Form Conversion Costs	Humacyte Remeasurements	Deferred Tax Reversal[3]	of special items	excl. special items	Currency translation effects	special items at cc	Results 2024	FME25+ Program[1]	Legacy Portfolio Optimization[2]	Form Conversion Costs	Humacyte Remeasurements	of special items	excl. special items	excl. special items	special items at cc
Three months ended December 31,
Total revenue	5,070	—	—	—	—	—	—	5,070	374	5,444	5,085	—	—	—	—	—	5,085	-0.3%	7.1%
Care Delivery segment	3,507	—	—	—	—	—	—	3,507	268	3,775	3,571	—	—	—	—	—	3,571	-1.8%	5.7%
Thereof: U.S.	2,956	—	—	—	—	—	—	2,956	258	3,214	2,985	—	—	—	—	—	2,985	-0.9%	7.7%
Thereof: International	551	—	—	—	—	—	—	551	10	561	586	—	—	—	—	—	586	-6.1%	-4.4%
Value-Based Care segment	637	—	—	—	—	—	—	637	52	689	484	—	—	—	—	—	484	31.6%	42.4%
Care Enablement segment	1,401	—	—	—	—	—	—	1,401	87	1,488	1,537	—	—	—	—	—	1,537	-8.8%	-3.2%
Inter-segment eliminations	(475)	—	—	—	—	—	—	(475)	(33)	(508)	(507)	—	—	—	—	—	(507)	-6.3%	0.3%

EBITDA	967	69	18	2	18	—	107	1,074	67	1,141	736	68	69	4	7	148	884	21.5%	29.1%

Total operating income	594	73	18	2	18	—	111	705	43	748	259	73	146	4	7	230	489	44.2%	52.9%
Care Delivery segment	528	26	20	—	—	—	46	574	49	623	260	29	141	—	—	170	430	33.7%	44.9%
Value-Based Care segment	29	0	—	—	—	—	0	29	1	30	(7)	—	—	—	—	—	(7)	n.a.	n.a.
Care Enablement segment	56	47	0	—	4	—	51	107	4	111	71	42	5	0	0	47	118	-8.6%	-5.8%
Inter-segment eliminations	22	—	0	—	—	—	0	22	1	23	(8)	—	0	—	—	0	(8)	n.a.	n.a.
Corporate	(41)	0	(2)	2	14	—	14	(27)	(12)	(39)	(57)	2	0	4	7	13	(44)	-37.2%	-11.5%

Interest expense, net	85	—	—	—	—	—	—	85	6	91	80	—	—	—	—	—	80	7.0%	14.1%

Income tax expense	106	19	2	1	4	0	26	132	9	141	61	20	16	1	2	39	100	32.9%	40.3%

Net income attributable to noncontrolling interests	76	—	—	—	—	—	—	76	4	80	51	—	(8)	—	—	(8)	43	73.7%	85.9%

Net income[4]	327	54	16	1	14	0	85	412	24	436	67	53	138	3	5	199	266	54.9%	63.9%

Basic earnings per share	€1.14	€0.19	€0.06	€0.00	€0.05	€0.00	€0.30	€1.44	€0.08	€1.52	€0.23	€0.18	€0.47	€0.01	€0.02	€0.68	€0.91	59.0%	68.2%

Twelve months ended December 31,
Total revenue	19,628	—	—	—	—	—	—	19,628	758	20,386	19,336	—	—	—	—	—	19,336	1.5%	5.4%
Care Delivery segment	13,736	—	—	—	—	—	—	13,736	522	14,258	14,003	—	—	—	—	—	14,003	-1.9%	1.8%
Thereof: U.S.	11,507	—	—	—	—	—	—	11,507	505	12,012	11,526	—	—	—	—	—	11,526	-0.2%	4.2%
Thereof: International	2,229	—	—	—	—	—	—	2,229	17	2,246	2,477	—	—	—	—	—	2,477	-10.0%	-9.3%
Value-Based Care segment	2,247	—	—	—	—	—	—	2,247	99	2,346	1,752	—	—	—	—	—	1,752	28.2%	33.9%
Care Enablement segment	5,476	—	—	—	—	—	—	5,476	205	5,681	5,557	—	—	—	—	—	5,557	-1.4%	2.2%
Inter-segment eliminations	(1,831)	—	—	—	—	—	—	(1,831)	(68)	(1,899)	(1,976)	—	—	—	—	—	(1,976)	-7.3%	-3.9%

EBITDA	3,327	185	83	4	90	—	362	3,689	124	3,813	3,135	164	113	9	(72)	214	3,349	10.2%	13.9%

Total operating income	1,827	194	97	4	90	—	385	2,212	73	2,285	1,392	180	288	9	(72)	405	1,797	23.1%	27.2%
Care Delivery segment	1,614	89	98	—	—	—	187	1,801	88	1,889	1,218	74	301	—	—	375	1,593	13.0%	18.5%
Value-Based Care segment	1	2	—	—	—	—	2	3	0	3	(28)	—	—	—	—	—	(28)	n.a.	n.a.
Care Enablement segment	326	103	0	—	13	—	116	442	6	448	267	104	(7)	0	(28)	69	336	31.5%	33.3%
Inter-segment eliminations	5	—	(1)	—	—	—	(1)	4	0	4	(17)	—	(7)	—	—	(7)	(24)	n.a.	n.a.
Corporate	(119)	0	0	4	77	—	81	(38)	(21)	(59)	(48)	2	1	9	(44)	(32)	(80)	-54.3%	-27.4%

Interest expense, net	315	—	—	—	—	—	—	315	10	325	335	—	—	—	—	—	335	-6.2%	-3.1%

Income tax expense	321	51	6	1	23	34	115	436	14	450	316	50	14	2	(18)	48	364	20.1%	23.8%

Net income attributable to noncontrolling interests	213	—	—	—	—	—	—	213	10	223	203	—	(8)	—	—	(8)	195	9.2%	13.9%

Net income[4]	978	143	91	3	67	(34)	270	1,248	39	1,287	538	130	282	7	(54)	365	903	38.2%	42.6%

Basic earnings per share	€3.36	€0.49	€0.31	€0.01	€0.23	€(0.12)	€0.92	€4.28	€0.14	€4.42	€1.83	€0.44	€0.97	€0.02	€(0.18)	€1.25	€3.08	39.3%	43.7%

1 The FME25 Program was expanded by two years, the overall savings target increased and renamed to the FME25+ Program.

2 2025: mainly related to the completed divestitures in Brazil, Malaysia, and Kazakhstan as well as the select assets of FME AG’s wholly owned Spectra Laboratories, and impairment losses primarily related to right-of-use assets; 2024: mainly comprise gains and losses from divestitures, impairment losses resulting from the measurement of assets held for sale or from write-downs of related non-current assets.

3 Derecognition of certain deferred tax liabilities initially established in connection with the 2022 Interwell Health Transaction as a result of the settlement of Interwell Health put options.

4 Attributable to shareholders of FME AG.

Reconciliation results excl. special items	page 8 of 9	February 24, 2026

Outlook 2026

	Outlook 2026 (at Constant Currency)	Results 2025
Revenue growth[1]	Broadly flat	€19,628 M
Operating income growth[1]	Between positive and negative mid-single digit percent	€2,212 M

1 Outlook 2026 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2025 and excludes special items. Special items include the costs related to the FME25+ Program, the impacts from Legacy Portfolio Optimization and the Humacyte Remeasurements and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. The outlook assumes current laws, policies, regulations, and tariffs. The growth rates are based on the results 2025 excluding the costs related to the FME25+ Program (€194 M for operating income), the impacts from Legacy Portfolio Optimization (€97 M for operating income), the Legal Form Conversion Costs (€4 M for operating income) and the Humacyte Remeasurements (€90 M for operating income).

Outlook 2026	page 9 of 9	February 24, 2026